Conduent Incorporated

3 Mount Airy Road, Suite 100

Basking Ridge, New Jersey 07920

November 7, 2016

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Conduent Incorporated

Form 10

File No. 001-37817

Dear Ms. Jacobs:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Conduent Incorporated (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-37817) be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m., New York City time, on November 8, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Eric L. Schiele at (212) 474-1788 or Rachael G. Coffey at (212) 474-1206, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

Conduent Incorporated

By:	/s/ James Michael Peffer
Name: Title:	James Michael Peffer Vice President and General Counsel